EXHIBIT 10.18

Statement of Work Agreement

Project:

“Prospective Clinical Study to Validate the Accuracy of 3 Proprietary Biomarkers”

For the Diagnosis of Alzheimer’s Disease in:

1.) Patients with Dementia, in

2.) Patients with Mild Cognitive Impairment, and

3.) to Monitor Therapeutic Efficacy

Background: Neurotrope and the Blanchette Rockefeller Neurosciences Institute (BRNI) have entered into a Technology License and Services Agreement that defines the manner in which specified research services provided by BRNI to Neurotrope will be remunerated. The terms and conditions of this Agreement govern all aspects of the Statement of Work (SOW) encompassing discrete portions of these research services. The conceptual background, the framework of the trials themselves, and the budget can be as referenced in “The Diagnostics SOW” provided by Dan Alkon (August 9, 2013 – Appendix A). Where any discrepancies may arise between the interpretation of this SOW and, ”The Diagnostics SOW” of August 9, 2013 then the terms and conditions of this SOW shall apply. Where any discrepancies may arise between the Technology License and Services Agreement and this SOW concerning any element of executing or fulfilling the research services defined in this SOW, then the terms and conditions as enumerated in Technology License and Services Agreement shall apply.

This SOW is being entered into under the “Preferred Service Provider” provision in Section 3.2 of the Technology License and Services Agreement.

Project Description: This project is intended to validate each of 3 biomarkers in a heterogeneous patient population to determine sensitivity and selectivity parameters for each biomarker, or combination of biomarkers to detect Alzheimer’s Disease. The 3 biomarkers to be evaluated are: the PKCε levels, the Erk1/2 ratios, and the fibroblast morphology test. These three biomarkers integrate distinct molecular cascades and thus reflect the complexity of AD that also involves multiple molecular cascades. Although PKC epsilon converges with all of these cascades, including those that are synaptogenic and anti-amyloidogenic, it is only part of a much larger picture. For these reasons, the three clinical trials that are planned, each assessing different potential products, could each very easily demonstrate a distinct profile of the three BRNI Biomarkers.

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Project Objectives and Deliverables: Each of the 3 biomarkers will be individually evaluated in the same skin biopsy sample. The study design is intended to be scaled to a sufficient “power” to generate meaningful statistical significance upon its outcome and analysis. At present, the number of patients contemplated for the 1st clinical trial study is approximately 150, however this number could be increased at the request of Neurotrope. This study will be carefully designed to be validated by autopsies, genetic markers of dementia (e.g. Presenilin 1,2; Huntington's Chorea), and the absence of dementia in non-demented age-matched controls. The deliverable for the 1st Clinical Trial as defined is this SOW will culminate within 8–10 months from its onset.

Timely evaluation of the biopsy samples is essential to generate the raw data that will be submitted for statistical analysis. Since this is intended to be a prospective, double blind study, Neurotrope and BRNI will collaborate on the clinical protocol design to insure industry standards on Quality Assurance and Compliance are put in place at the outset of the study, and moreover are adhered to throughout the entire study period that will, with sufficiently accurate diagnostics in Trial 1, extend into 2015. Under the supervision of professional statisticians, at least one or more Bayesian analyses will be conducted to intervene with data analysis to check for possible improvements that may be required for the most accurate diagnostic testing.

Neurotrope and BRNI will both need to approve the study design and clinical protocol to be used in this prospective trial before such study can be initiated.

The final study reports for each SOW completed for the Diagnostic Clinical Trials will be prepared by BRNI and will summarize the results of the statistical analysis for the sensitivity and selectivity of each of the biomarkers in the study population, and any synergistic or complicating factors which augment or detract from the power of this biomarker analysis to detect Alzheimer’s Disease.

The outcome of this study is envisioned to be a key determinant in deciding whether this system of biomarker analyses, or variants of it, could be offered as a laboratory test service for commercial sale as provided through a CLIA accredited laboratory.

Budget Allocations:

Internal Costs to BRNI: BRNI has put forth an annual budget for the operation of the Diagnostic Research Lab covering facility, personnel and materials of approximately $1.6 million. These cost estimates are listed in Figure 1.

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Figure 1

Estimated Internal Costs for Operation of the Diagnostic Lab for a 12 Month Period

Personnel	$884,751
Overhead	$324,100
Assay Costs	$255,820
Skin Samples	$13,200
Travel	$63,200
Administrative
& Equipment	$104,399
Total	$1,645,470

Funding of BRNI’s Operating Expenses in the Diagnostic Lab for the first 12 Month Period:

From the date this SOW is executed between the Parties, Neurotrope will fund BRNI on the first business day of each month for a period of 12 months 1/12 of the total reported in Figure 1 ($1,645,470), or $137,123 per month to support the operating expenses of the Diagnostic lab.

Operating expenses that run in excess of this amount are the responsibility of BRNI unless prior approval is obtained from Neurotrope to exceed the monthly operating expense. However, factors that would determine extension of the first 12 month period for the first SOW (Definitive Diagnosis of Alzheimer's disease – AD) will include the actual start date of a fully functional Diagnostic Lab in Rockville with personnel, equipment, and supplies acquired and personnel trained), the completion of the required contracts with the clinical sites, and the onset of samples being sent for analysis. Another determining factor will be the number of autopsies completed in order to sample the corresponding skin samples. If <45 are available by the end of an 8 month period beginning when the fully functional program is achieved, more clinical samples and autopsies may be required. In addition, some samples from tissue banks, if appropriately autopsied, may be used to supplement the samples obtained from the clinical sites.

The goal of the Definitive Diagnosis trial is to be completed within 8–10 months, from the time of onset of a fully functional diagnostic lab. However, mitigating factors described above (e.g. available autopsies) may extend this timeline. It should be emphasized, however, that if everything proceeds according to plan, the first clinical trial should be completed by mid-2014.

Annual operating expenses for the Diagnostic Lab which exceed the $1,645,470 total are the responsibility of BRNI unless prior approval is obtained from Neurotrope to exceed this number.

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It is understood between the Parties that the funding of this budget by Neurotrope is targeted to support and conclude this SOW in a timely and efficient manner. BRNI has estimated the time to completion of this SOW to be 8-10 months once the Diagnostic Lab is staffed at full force. Providing BRNI with a 2 month ramp-up time to become fully operational in the Diagnostic Lab infers that more than 1 year of funding the costs of this lab may be required to allow completion of the 1st Clinical Trial (Definitive Diagnosis of AD in Patients with Dementia) SOW. Provided Neurotrope is given a 2 month advance notice that the SOW may exceed 12 months in length to complete the first Clinical Trial (the Definitive Diagnosis of AD), Neurotrope will agree to continue funding of the SOW to allow the conclusion of the 1st Clinical Trial for a period of time not to exceed 6 months, unless the Parties otherwise agree that a longer extension of this SOW is prudent and practical.

If the results of this 1st Clinical Trial are accurate (at least 90% sensitivity and at least 90% specificity), the other two SOWs, MCI Diagnosis and Therapeutic Efficacy will be validated in succeeding trials through 2015, provided Neurotrope and BRNI are unanimous on their agreement that such studies are warranted and will further enhance the commercial attractiveness of this diagnostic system. If the sensitivity and specificity are <90%, 3–4 months may be funded for refinements that improve that accuracy.

External Costs: The costs calculated by BRNI for the ongoing support and conclusion of this SOW are itemized in Figure 2. (Patent Costs will also be covered by Neurotrope as specified in the Technology License and Research Services Agreement). NTRP will be responsible for directly funding the external costs associated with this SOW and will advise BRNI on any budget overages on a timely basis as they are realized or foreseen. Neurotrope will also be responsible for contracting with the 3rd parties associated with providing services for the categories of external costs itemized in Figure 2, or other 3rd party expenses that may be incurred in the execution of this SOW subject to consent of BNRI.

Figure 2

Estimated External Costs to complete Study 1

	Number	Cost
Skin Samples	150	$403,200
Autopsy	25	$324,100
Statistical Support		$150,000
Total		$877,300

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SOW Timeline: Projected start date for this SOW is Sept 1, 2013. The completion date for the first Diagnostic Clinical Trial (Definitive Diagnosis of AD) is targeted in the 3rd quarter of 2014, subject to the uncontrollable factors listed above. The completion date for the MCI Diagnostic Clinical Trial and the Therapeutic Diagnostic Clinical Trial is targeted for September 2015, but no later than December 31, 2015. These 2nd and 3rd clinical trials each constitute a separate SOW, and for some time may be conducted concurrently with each other and with the 1st clinical trial, at the discretion of Dr. Dan Alkon. Similarly, training of staff from commercial labs may commence after completion of the 1st Diagnostic Clinical trial.

The overall budget that encompasses all three SOWs, as described above, is not expected to exceed $6 million. For the MCI Diagnostic Clinical Trial (SOW #2) and the Therapeutic Diagnostic Clinical Trial (SOW #3), separate budgets will need to be prepared with fully loaded projected expenses expected to be incurred to complete them.

Man-in-the-Plant: Neurotrope will be allowed to send a company employee, or 3rd party consultant working for Neurotrope, into the Diagnostic Lab on a bimonthly basis to observe and monitor the progress being made on the SOW. BRNI will be provided with a 7 day advance notice via email to both the CEO of BRNI and Dr. Dan Alkon when the Neurotrope representative is planning to visit the Diagnostic Lab and will exercise best efforts to accommodate this visit on or as close to the proposed visit date as is feasible.

Monthly Teleconferences: Neurotrope and BRNI agree to have a monthly teleconference to be scheduled in the first week of each month during the period of time this SOW is active, in order to exchange information on the progress in the SOW.

Both BRNI and Neurotrope BioScience have reviewed and agreed to the contents of this SOW, and attest to such by their respective signatures below.

Approved by:
Dr. Daniel L. Alkon
Chief Scientific Officer, Neurotrope BioScience
Scientific Director, Blanchette Rockefeller Neurosciences Institute

On Behalf of BRNI:	On Behalf of Neurotrope BioScience:

Shana Kay Phares	Dr. Jim New
CEO	President and CEO
Blanchette Rockefeller Neurosciences Institute	Neurotrope BioScience